# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vertical Aerospace Ltd., CIK 0001867102
CUSIP: G9471C107
Title of class of securities: Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: Unit 1 Camwal Court, Chapel Street, Bristol, United Kingdom (X0), BS2 0UW
Date of event which requires filing of this statement: 09/23/2026
Amends the filing with accession number 0001104659-24-110937
Filed by CIK 0001655183
Persons authorized to receive notices and communications: Jason Mudrick, Mudrick Capital Management, L.P., 31 W. 52nd Street, 16th Floor, New York, New York (NY), 10019, 646-747-9500

## Reporting persons
- Mudrick Capital Management, L.P. (CIK 0001655183): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 214,698,010; sole dispositive power 0; shared dispositive power 214,698,010; aggregate amount beneficially owned 214,698,010 (64.2% of the class)
  Comment: No change reported. For more information, see Amendment No. 9.
- Mudrick Capital Management, LLC (CIK 0001730922): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 214,698,010; sole dispositive power 0; shared dispositive power 214,698,010; aggregate amount beneficially owned 214,698,010 (64.2% of the class)
  Comment: No change reported. For more information, see Amendment No. 9.
- Jason Mudrick (CIK 0001367262): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 214,698,010; sole dispositive power 0; shared dispositive power 214,698,010; aggregate amount beneficially owned 214,698,010 (64.2% of the class)
  Comment: No change reported. For more information, see Amendment No. 9.
- Mudrick Distressed Opportunity Fund Global, L.P. (CIK 0001470474): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 40,232,026; sole dispositive power 0; shared dispositive power 40,232,026; aggregate amount beneficially owned 40,232,026 (20% of the class)
  Comment: No change reported. For more information, see Amendment No. 9.
- Mudrick GP, LLC (CIK 0001656059): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 40,232,026; sole dispositive power 0; shared dispositive power 40,232,026; aggregate amount beneficially owned 40,232,026 (20% of the class)
  Comment: No change reported. For more information, see Amendment No. 9.
- Mudrick Distressed Opportunity Drawdown Fund II, L.P. (CIK 0001763080): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 23,966,634; sole dispositive power 0; shared dispositive power 23,966,634; aggregate amount beneficially owned 23,966,634 (12.7% of the class)
  Comment: No change reported. For more information, see Amendment No. 9.
- Mudrick Distressed Opportunity Drawdown Fund II SC, L.P. (CIK 0001813394): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,501,551; sole dispositive power 0; shared dispositive power 2,501,551; aggregate amount beneficially owned 2,501,551 (1.4% of the class)
  Comment: No change reported. For more information, see Amendment No. 9.
- Mudrick Distressed Opportunity Drawdown Fund II GP, LLC (CIK 0001813765): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 26,468,185; sole dispositive power 0; shared dispositive power 26,468,185; aggregate amount beneficially owned 26,468,185 (13.9% of the class)
  Comment: No change reported. For more information, see Amendment No. 9.
- Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P. (CIK 0001860577): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,269,339; sole dispositive power 0; shared dispositive power 6,269,339; aggregate amount beneficially owned 6,269,339 (3.6% of the class)
  Comment: No change reported. For more information, see Amendment No. 9.
- Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC (CIK 0001959099): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,269,339; sole dispositive power 0; shared dispositive power 6,269,339; aggregate amount beneficially owned 6,269,339 (3.6% of the class)
  Comment: No change reported. For more information, see Amendment No. 9.
- Mudrick Distressed Opportunity SIF Master Fund, L.P. (CIK 0001875540): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,658,282; sole dispositive power 0; shared dispositive power 4,658,282; aggregate amount beneficially owned 4,658,282 (2.7% of the class)
  Comment: No change reported. For more information, see Amendment No. 9.
- Mudrick Distressed Opportunity SIF GP, LLC (CIK 0001959041): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,658,282; sole dispositive power 0; shared dispositive power 4,658,282; aggregate amount beneficially owned 4,658,282 (2.7% of the class)
  Comment: No change reported. For more information, see Amendment No. 9.
- Mudrick Stressed Credit Master Fund, L.P. (CIK 0001958524): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,630,752; sole dispositive power 0; shared dispositive power 7,630,752; aggregate amount beneficially owned 7,630,752 (4.3% of the class)
  Comment: No change reported. For more information, see Amendment No. 9.
- Mudrick Stressed Credit Fund GP, LLC (CIK 0001958558): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,630,752; sole dispositive power 0; shared dispositive power 7,630,752; aggregate amount beneficially owned 7,630,752 (4.3% of the class)
  Comment: No change reported. For more information, see Amendment No. 9.
- Mudrick Opportunity Co-Investment Fund, L.P. (CIK 0001899917): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,175,592; sole dispositive power 0; shared dispositive power 4,175,592; aggregate amount beneficially owned 4,175,592 (2.4% of the class)
  Comment: No change reported. For more information, see Amendment No. 9.
- Mudrick Opportunity Co-Investment Fund GP, LLC (CIK 0001959101): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,175,592; sole dispositive power 0; shared dispositive power 4,175,592; aggregate amount beneficially owned 4,175,592 (2.4% of the class)
  Comment: No change reported. For more information, see Amendment No. 9.
- Mudrick Distressed Opportunity Drawdown Fund III, L.P. (CIK 0002024855): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,082,459; sole dispositive power 0; shared dispositive power 1,082,459; aggregate amount beneficially owned 1,082,459 (.6% of the class)
  Comment: No change reported. For more information, see Amendment No. 9.
- Mudrick Distressed Opportunity Drawdown Fund III GP, LLC (CIK 0002051254): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,082,459; sole dispositive power 0; shared dispositive power 1,082,459; aggregate amount beneficially owned 1,082,459 (.6% of the class)
  Comment: No change reported. For more information, see Amendment No. 9.
- Mudrick Co-Investment Opportunity III, L.P. (CIK 0002077722): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 250,000; sole dispositive power 0; shared dispositive power 250,000; aggregate amount beneficially owned 250,000 (.1% of the class)
  Comment: No change reported. For more information, see Amendment No. 9.
- Mudrick Co-Investment Opportunity III GP, LLC (CIK 0002100159): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 250,000; sole dispositive power 0; shared dispositive power 250,000; aggregate amount beneficially owned 250,000 (.1% of the class)
  Comment: No change reported. For more information, see Amendment No. 9.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.001 per share
Name of issuer: Vertical Aerospace Ltd.
Address of issuer's principal executive offices: Unit 1 Camwal Court, Chapel Street, Bristol, United Kingdom (X0), BS2 0UW
Comment: This Amendment No. 10 ("Amendment No. 10") amends the statement on Schedule 13D (as amended from time to time, the "Schedule 13D") originally filed by the Reporting Persons October 23, 2024, and relates to the ordinary shares, par value $0.001 per share ("Ordinary Shares"), of Vertical Aerospace Ltd. (the "Issuer" or the "Company"). Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 10 shall have the meaning assigned to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Item 4 of the Schedule 13D is amended and supplemented as follows:

As previously disclosed, on August 12, 2026, Mudrick Capital Management, L.P., on behalf of certain funds, investors, entities or accounts that are managed, sponsored or advised by it or its affiliates ("MCM"), and the Company entered into a shareholder agreement (the "Shareholder Agreement"), pursuant to which, among other things, MCM was granted certain director nomination rights and the Company agreed to increase the size of its board of directors (the "Board") to nine. On August 20, 2026, MCM nominated Fabrice Bregier to serve as a director on the Board, and the Board subsequently appointed Mr. Bregier as a director, effective September 21, 2026.

On September 11, 2026, the Company adopted, by a vote at the annual general meeting of the Company's shareholders, the Company's Sixth Amended and Restated Memorandum and Articles of Association (the "Articles"). As previously disclosed, many of the rights granted to MCM in the Articles are substantially the same as the rights that MCM had pursuant to a combination of the Shareholder Agreement and the Fifth Amended and Restated Memorandum and Articles of Association.

MCM intends to exercise its rights under the Articles to (i) remove the two individuals nominated by MCM who had been appointed to serve as directors on the Board prior to entry into the Shareholder Agreement (JK Brown and Carsten Stendevad), and (ii) nominate five additional directors to the Board pursuant to the Articles, some of whom are expected to be officers or employees of MCM or its affiliates and some of whom are not expected to be officers or employees of MCM or its affiliates. MCM also intends to request that the size of the Board be expanded from nine directors to eleven directors.

The Reporting Persons and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management of the Company and the Board, other current or prospective shareholders, industry analysts, existing or potential strategic partners, acquirers or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Company, which may include, among other things, the Company's business, operations, management, organizational documents, capital structure and allocation, corporate governance, Board composition, strategic alternatives and transactions, and a sale of the Company or certain of its business or assets, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review MCM's investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to the Company as they deem appropriate, including, without limitation: exchanging information with the Company or other third parties pursuant to appropriate confidentiality or similar agreements; proposing changes in the Company's operations, management, Board, governance or capitalization and/or calling a general meeting or soliciting proxies in connection therewith; purchasing additional Ordinary Shares or debt securities or selling some or all of its Ordinary Shares or debt securities; engaging in any hedging or similar transactions with respect to the Ordinary Shares or debt securities; participating in any transaction referred to in the preceding paragraph, whether as a purchaser, financing source or otherwise; and/or otherwise changing its intention with respect to any and all matters referred in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Item 5(a) of the Schedule 13D is amended and supplemented as follows:

The responses set forth in rows 7 through 13 and the related "Comments for Type of Reporting Person" on the cover pages to this Amendment No. 10 are incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose:
This Item 5(b) of the Schedule 13D is amended and supplemented as follows:

The responses set forth in rows 7 through 13 and the related "Comments for Type of Reporting Person" on the cover pages to this Amendment No. 10 are incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days:
This Item 5(c) of the Schedule 13D is amended and supplemented as follows:

Except as set forth in Item 5(c) of Amendment No. 9 (which is incorporated herein by reference), there have been no transactions in Issuer securities effected by the Reporting Persons in the last sixty days.
Other persons with the right to receive dividends or sale proceeds:
This Item 5(d) of the Schedule 13D is amended and supplemented as follows:

Under certain circumstances, partners, members or shareholders of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities owned by such Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Signatures
- Mudrick Capital Management, L.P.: By: Mudrick Capital Management, LLC its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (09/24/2026)
- Mudrick Capital Management, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (09/24/2026)
- Jason Mudrick: /s/ Jason Mudrick, Jason Mudrick, Sole Member (09/24/2026)
- Mudrick Distressed Opportunity Fund Global, L.P.: By: Mudrick GP, LLC, /s/ Jason Mudrick, Jason Mudrick, Sole Member (09/24/2026)
- Mudrick GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (09/24/2026)
- Mudrick Distressed Opportunity Drawdown Fund II, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (09/24/2026)
- Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (09/24/2026)
- Mudrick Distressed Opportunity Drawdown Fund II GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (09/24/2026)
- Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.: By: Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (09/24/2026)
- Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (09/24/2026)
- Mudrick Distressed Opportunity SIF Master Fund, L.P.: By: Mudrick Distressed Opportunity SIF Master Fund LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (09/24/2026)
- Mudrick Distressed Opportunity SIF GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (09/24/2026)
- Mudrick Stressed Credit Master Fund, L.P.: By: Mudrick Stressed Credit Fund GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (09/24/2026)
- Mudrick Stressed Credit Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (09/24/2026)
- Mudrick Opportunity Co-Investment Fund, L.P.: /s/ Jason Mudrick, Jason Mudrick, Sole Member (09/24/2026)
- Mudrick Opportunity Co-Investment Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (09/24/2026)
- Mudrick Distressed Opportunity Drawdown Fund III, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund III GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (09/24/2026)
- Mudrick Distressed Opportunity Drawdown Fund III GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (09/24/2026)
- Mudrick Co-Investment Opportunity III, L.P.: /s/ Jason Mudrick, Jason Mudrick, Sole Member (09/24/2026)
- Mudrick Co-Investment Opportunity III GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (09/24/2026)